ROBERTSON & WILLIAMS
                              --------------------
                         Attorneys and Counselors At Law

                        3033 N.W. 63rd Street, Suite 200
                       Oklahoma City, Oklahoma 73116-3607
                       (405) 848-1944 . Fax (405) 843-6707


                                October 24, 2005


Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington, D.C. 20549

          Re: Revelstoke Industries, Inc.
              Amendment No. 2 to Registration Statement filed September 16, 2005 File No. 333-122862

Dear Mr. Shuman:

     Transmitted herewith for electronic filing with the Securities and Exchange Commission (the "Commission") is one complete copy of Amendment No. 3 ("Amendment No. 3") to the Form SB-2 Registration Statement of Revelstoke Industries, Inc. (the "Company"), File No. 333-122862, including exhibits, signed in accordance with the regulations and marked to show the changes from the Amendment No. 1 to the Registration Statement as filed with the Commission on September 16, 2005.

     In response to your comment letter dated October 5, 2005, we have the following responses. The numbered responses correspond to your comments, taken in numerical order.

Prospectus Cover Page
---------------------

Comment No. 1       The Cover Page of the Prospectus has been revised to include the information required under Item 501 of Regulation SB. We have also deleted the language from 501(a)(10)(iv) since the preliminary prospectus has not and will not be used to solicit offers.

Comment No. 2       Disclosure has been modified to clarify the selling
                    arrangements between the company and the selling shareholders. We have added disclosure covering this issue to the offering summary, the plan of distribution and to the risk factors. We placed the disclosure in the risk factors at the beginning of the subsection concerning risks related to the offering.

Risk Factors, page 5
--------------------

Comment No. 3       Headings have been revised per your comment.

October 24, 2005
Page 2


Economic Conditions, page xx
----------------------------

Comment No. 4       The "Economic Conditions" Risk Factor has been reviewed and changes made in response to the comment.

Competition, page xx
--------------------

Comment No. 5       The "Competition" Risk Factor as well as the competition
                    section under "Business" have been revised to include major competitors in the industry.

Demand for New Construction, page xx
------------------------------------

Comment No. 6       The risk titled "Demand for New Construction" has been
                    consolidated with the risk concerning "Adverse Economic
                    Conditions Negatively Impact Our Business."

Facilities, page xx
-------------------

Comment No. 7       The "Facilities" Risk Factor has been deleted as a risk and the discussion under "Business" has been modified.

Management's Discussion and Analysis
------------------------------------

Results of Operations, page xx
------------------------------

Comment No. 8       The "Results of Operations" subsection has been reviewed and changes made in response to the comment.

Liquidity and Capital Resources, page xx
----------------------------------------

Comment No. 9       The "Liquidity and Capital Resources" subsection has been
                    reviewed and changes made in response to the comment.

Security Ownership of Certain Beneficial Owners and Management, page xx
-----------------------------------------------------------------------

Comment No. 10      The table in this section has been revised to add Mr.
                    Sedgwick.

Plan of Distribution, page xx
-----------------------------

Comment No. 11      The "Plan of Distribution" disclosure has been revised to
                    address the comment.

Comment No. 12      Supplementally, the Company is not a party to any
                    indemnification agreements with the selling shareholders.

October 24, 2005
Page 3


Signatures
----------

Comment No. 13      The signatures as required by Form SB-2 have been made a
                    part of the Registration Statement.

     If you have any questions regarding and of the information set forth herein, please do not hesitate to contact the undersigned at 405-848-1944.

                                               Very truly yours,

                                               /s/ Mark A. Robertson

                                               Mark A. Robertson
                                               For the Firm

MAR:dl
cc:  Gordon McDougall
     Glen Wallace